

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 6, 2017

David Faiman
Chief Financial Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue, 27th Floor
New York, NY 10022

> **Re: Staffing 360 Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 29, 2016**
> **Form 10-Q for the quarter ended November 30, 2016**
> **Filed January 13, 2017**
> **File No. 001-37575**

Dear Mr. Faiman:

We have reviewed your filings and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended November 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 25

1. Your disclosure on page 25 indicates that you will be unable to meet your liquidity and capital resources requirements in the next 12 months. Please provide more specific information on the nature, amount and maturities of your obligations, including your debt obligations (including interest payments), seller notes, earn-out provisions and stock value guarantee from your acquisitions, and legal judgments. Also discuss how and why you have restructured and modified these obligations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications